United States securities and exchange commission logo





                               January 19, 2022

       David Pross
       Chief Executive Officer
       Mobile Global Esports, Inc.
       616 South El Camino Real, Suite H
       San Clemente, CA 92672-4294

                                                        Re: Mobile Global
Esports, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 23,
2021
                                                            File No. 333-261877

       Dear Mr. Pross:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed December 23, 2021

       Risk Factors
       Risks Related to Our Business
       "We have relied on third-party sources for market and industry data . . ..", page 7

   1. Your statement that you "have not independently verified data from industry publications and other third-party
sources and therefore cannot assure . . . that they are complete or reliable," appears to
disclaim responsibility with respect to the third party
                                                        information. Please
either delete this risk factor or revise to state that you are responsible for such information.
 David Pross
FirstName  LastNameDavid
Mobile Global  Esports, Inc. Pross
Comapany
January 19,NameMobile
            2022         Global Esports, Inc.
January
Page 2 19, 2022 Page 2
FirstName LastName
The Business of Mogo
The Online Esports Industry, page 24

2. Your disclosure throughout the filing indicates that you intend to operate in India and
         South Asia. Yet the statistics you provide in this section about SuperData's Year in
         Review appears to discuss the impact that COVID-19 lockdowns had on the video game industry in the U.S. Please tell us how these statistics apply to your intended business operations or, in the alternative, please revise this disclosure as appropriate.
Government Regulation, page 32

3. Please revise to discuss the effect of any Indian governmental regulations or restrictions, including but not limited to the "real money games" you discuss on page 24, that will materially impact your business consistent with Item 101(h)(4)(ix) of Regulation S-K and, if appropriate, include risk factor disclosure describing the risks to your business resulting from such regulations or restrictions.
Material Agreements, page 32

4. Your statement that "[i]f there is any inconsistency between this summary and the
         Agreements, the actual executed Agreements will control" appears to suggest that you have not accurately presented the material terms of the agreements discussed in this section. Please revise to remove this statement and ensure you have accurately summarized the material terms of the agreements discussed. In addition, please disclose the length of the terms of the Agreements.
The SII-MOGO Founders Agreement and Supplement Agreement, page 33

5. Your disclosure throughout the filing indicates that SII has licensed to you certain commercialization rights associated with approximately 73 universities. However, your disclosure on page 33 indicates that some of the rights have not been granted to SII, but are only "under discussion." On page 25, you also disclose that "51 Indian universities . . .
         have committed to sending teams to SII   s virtual esports events."
Please revise to clarify
         how many of these rights SII has already acquired and are held under contract by SII, as compared to how many of these rights SII has yet to acquire, does not hold under contract, and are still "under discussion."
Management
Directors and Executive Officers, page 40

6. We note that the biographical descriptions of your officers and directors are unclear with regard to the most recent five years of business experience, particularly with respect to the relevant dates of employment. Please revise the descriptions of your officers and directors to eliminate any gaps or ambiguities regarding their experience during the most recent five years. Please refer to Item 401(e) of Regulation S-K.
 David Pross
FirstName  LastNameDavid
Mobile Global  Esports, Inc. Pross
Comapany
January 19,NameMobile
            2022         Global Esports, Inc.
January
Page 3 19, 2022 Page 3
FirstName LastName
Principal Stockholders, page 45

7. Please revise your beneficial ownership table to identify the natural person(s) with voting and/or investment control over Sports Industry of India, Inc. and Kurt & Brenda Warner
         Revocable Trust. Refer to Item 403 of Regulation S-K.
Certain Relationships and Related-Party Transactions, page 46

8. Please revise to provide the complete disclosure called for by Item 404(d)(1) of
         Regulation S-K. In this regard, Item 404(d)(1) requires that smaller reporting companies provide related party transaction information if the amount involved exceeds the lesser of
         $120,000 or 1% of the average of the company   s total assets at year
end for the last two
         completed fiscal years. Since your date of inception was March 11, 2021 and your total assets at August 31, 2021 amount to $320,644, please revise your disclosure to indicate that this section will cover each related party transaction since the beginning of your last fiscal year, or any currently proposed transaction, in which the amount involved exceeds
         1% of the average of your total assets at August 31, 2021. Please also disclose your issuance of 2,650,000 shares to SII under the Founders Agreement, or tell us why you believe you are not required to do so. Refer to Item 404(d)(1) of Regulation S-K and
         Instruction 1(b)(i) to Item 404(a) of Regulation S-K.
General

9. Please revise your prospectus cover page and Prospectus Summary to disclose that your officers, directors, and 5% stockholders will have a significant and perhaps controlling influence over your company following the completion of this offering. As a related matter, please disclose whether you expect to meet the definition of a
            controlled company    under Nasdaq listing rules after the
completion of the offering and,
         if so, whether you intend to rely on any exemptions as a controlled company. If applicable, please disclose on the prospectus cover page and in the prospectus summary that you are a controlled company, and include a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company.
10. We note your disclosure on page 3 states that you have a "registered office in India."
         However, the disclosure throughout the rest of your registration statement as well as in your articles of incorporation and bylaws indicates that your registered office is in the state of Delaware. Please revise to clarify, if true, that your "registered office in India" is the address for your agent for service in India. Further, to the extent you have opened an office in India, please revise your disclosure to make this clear to investors. As currently written, your disclosure on page 32 suggests that you will open a dedicated office in India
         "once sufficient funding is available and the Covid restrictions are lifted."
11. Please include the information required by Item 8 of Form S-1 with respect to the offering by the selling stockholders. In addition, if true, clarify in appropriate places throughout the prospectus that the expected offering price of $6.00 per share applies to the offering of
 David Pross
Mobile Global Esports, Inc.
January 19, 2022
Page 4
      shares to be sold by both the company and the selling stockholders.
12. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Nicholas Lamparski at 202-551-4695 or Lilyanna Peyser at 202-551-3222
with any other questions.



                                                            Sincerely,
FirstName LastNameDavid Pross
                                                            Division of
Corporation Finance
Comapany NameMobile Global Esports, Inc.
                                                            Office of Trade &
Services
January 19, 2022 Page 4
cc:       Donald Davis
FirstName LastName